SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/3/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,047,318

8. SHARED VOTING POWER
338,235

9. SOLE DISPOSITIVE POWER
1,385,553
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.99%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed July 29, 2011. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on March 9th, 2011 there were 15,407,000 shares of common stock outstanding as of 12/31/2010 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,385,553 shares of TYW or 9.99% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 9/20/11 the following shares of TYW were purchased:

Date:		        Shares:		Price:
09/20/11		5,675		11.0403
09/21/11		6,192		11.0000
09/23/11		8,789		10.8007
09/26/11		6,055		10.8866
09/27/11		754		11.0300
09/28/11		21,809		11.0154
09/30/11		17,503		10.8934
10/03/11		5,647		10.7278
10/05/11		3,918		10.8378
10/11/11		100		11.0500
10/13/11		500		10.9500
10/14/11		5,246		11.0928
10/17/11		200		11.1000
10/18/11		1,900		11.1779
10/19/11		12,177		11.2428
10/20/11		1,236		11.2000
10/21/11		5,630		11.3417
10/24/11		2,200		11.4500
10/25/11		3,302		11.3458
10/28/11		1,900		11.5000
10/31/11		805		11.4805
11/01/11		2,135		11.3200
11/02/11		3,821		11.3840
11/03/11		100		11.3800
11/03/11		76,034		11.4900
11/04/11		7,500		11.3900





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS none


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/7/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos